December 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (610)320-8449

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

Re: Sovereign Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-16581

Dear Mr. McCollom:

    We have reviewed your response letter dated November 29, 2006, and have the
following additional comment. We welcome any questions you may have about our
comment or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Form 10-Q filed November 9, 2006

Financial Statements as of and for the quarter ended September 30, 2006

Note 3 – Investment Securities, page 11

1.   We note that during the second quarter of 2006, you recorded a realized loss of
       $238 million due to the restructuring of your investment portfolios in conjunction
       with the acquisition Independence Community Bank Corp. We also note that you
       recognized a net gain on investment securities of $29 million in the current
       quarter. Please provide us with the following additional information regarding
       your third quarter investment transactions so that we may better understand your
       accounting:

       •   the principal amounts and classification of securities sold;

- the gross realized gains and losses recognized on the sales; and
- the facts and circumstances surrounding these sales.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417, Sharon Blume, Reviewing Accountant, at (202)551-3474, or me at (202)551-3449 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant